Exhibit 99.8
Raymond Chabot
Grant Thornton LLP
Consent of Independent
Suite 2000
Registered Public Accounting Firm National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8
T 514-878-2691
We

have

issued

our

report

dated

March 30,

2023,

with

respect

to

the

consolidated

financial

statements

included

in

the
Annual Report of PyroGenesis Canada Inc. on Form 40-F for the

year ended December 31, 2022.
We hereby consent to

the inclusion of said

report in the Annual

Report of PyroGenesis Canada Inc.

for the fiscal year

ended
December 31, 2022.
Montreal, Canada
March 31, 2023